Exhibit 99.45
News Release
Theratechnologies announces results for the first quarter 2011
— Commercial activities now underway in the United States —
Montréal, Canada — April 12, 2011 - Theratechnologies (TSX: TH) today announced its financial results for the quarter ended February 28, 2011, the first reporting period to include revenues and expenses directly related to the EGRIFTA® launch in the United States. For reference, the Management’s Discussion and Analysis for the first quarter 2011 with the associated Financial Statements can be found at www.theratech.com or at www.sedar.com.
First quarter financial highlights included:
➢	Consolidated revenues were up significantly in the quarter reflecting early product sales to the Company’s U.S. partner

➢	R&D expenses were down 27% in the quarter

➢	Continued Balance Sheet strength with a cash position of $56,327,000 at quarter end
“With EGRIFTA® sales now accruing and royalty revenues beginning in the second quarter, we are establishing a foundation to further develop the Company,” stated Mr. John-Michel T. Huss, President and CEO of Theratechnologies. “It is still in the early days but from what we see thus far, we are very encouraged about the prospects for EGRIFTA®,” he said. “The upcoming few months will also be exciting as our partners begin regulatory submissions in Europe and selected Latin American markets for HIV-associated lipodystrophy,” Mr. Huss concluded.
“ With $56 million in cash, the Company is well positioned to pursue its clinical program in muscle wasting in COPD,” added Mr. Luc Tanguay, Senior Executive Vice President & CFO of Theratechnologies.
Financial Highlights
For the three-month period ending February 28, 2011:
Consolidated revenues amounted to $3,518,000 for the quarter, compared to $1,717,000 for the corresponding period in 2010, an increase of 104.9%. The higher revenues in 2011 include $1,798,000 generated from the sales of EGRIFTA® to EMD Serono.
Cost of Sales totaled $2,595,000, for the first quarter. Cost of sales exceeded EGRIFTA® sales revenue principally due to raw materials purchased prior to negotiating our current long-term procurement agreements, an inventory write-down of $375,000 related to an unfavorable foreign currency difference and costs associated with validating a second EGRIFTA® supplier. There were no costs related to the production of EGRIFTA® in the first quarter of 2010, as we only began producing inventories through our third-party suppliers during the second half of 2010, in anticipation of the launch of EGRIFTA® in the United States.
Research and development (“R&D”) expenses totaled $2,993,000 for the first quarter of 2011, compared to $4,123,000 for the same period in 2010, a decrease of 27.4% . The R&D expenses incurred in the first quarter are related to the preparation for the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTA®, as well as to the development of novel growth hormone releasing factor peptides. R&D expenses also include all regulatory, manufacturing and clinical activities to support our three commercial partners, as well as follow up on the post-approval commitments. The R&D expenses incurred in the first quarter of 2010 were mainly related to the regulatory activities connected with the preparation for the FDA Advisory Committee meeting which took place on May 26, 2010.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Selling and market development expenses amounted to $477,000 for the first quarter, compared to $620,000 for the same period in 2010, a decrease of 23.1% . The decrease is principally due to the signing of distribution and licensing agreements with Sanofi and Ferrer which transferred responsibility for all marketing expenses to the licensees. Selling and market development expenses continue to include activities associated with the management of the agreements with our three partners.
General and administrative expenses amounted to $3,215,000 for the first quarter, compared to $1,745,000 for the same period in 2010. The higher expenses were principally due to costs associated with the change in leadership of the Company, many of which were entirely expensed in the first quarter 2011. Additional expenses were also incurred in relation to deferred stock units granted to the members of the Board of Directors during the first quarter. Although the deferred stock units replace a part of their annual compensation, the deferred stock units were entirely expensed in the three-month period.
Net Financial Charges
Interest revenues for the first quarter 2011 amounted to $372,000 compared to $578,000 for the same period in 2010. Lower interest revenues for 2011 were due to a lower yield on the portfolio during the period.
As at November 30, 2010, the foreign currency difference arising from the conversion of the US$25,000,000 milestone payment from EMD Serono into the functional currency of the Company resulted in a net foreign exchange gain of $635,000 as of November 30, 2010. However, in the first quarter, when this amount was converted to Canadian dollars, a foreign exchange loss of $550,000 was incurred. The foreign exchange loss for the same period in 2010 was $44,000.
Net loss in the first quarter was $5,932,000, or $0.10 per share, compared to a net loss of $4,241,000, or $0.07 per share for the same period in 2010.
Financial Position
At February 28, 2011, liquidities, which include cash and bonds, amounted to $55,842,000 and tax credits receivable amounted to $485,000, for a total of $56,327,000.
Taking into account the revenues and expenses described above, for the three-month period ended February 28, 2011, use of cash from operating activities, was $7,764,000, compared to $7,676,000 for the same period in 2010. Use of cash includes changes in trade and other receivables, related to product sales to EMD Serono.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical Corporation that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, the Corporation has signed distribution and licensing agreements with a subsidiary of Sanofi-aventis granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the preparation and filing of applications seeking regulatory approval of EGRIFTA® in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the revenue to be generated as a result of sales of EGRIFTA® to EMD Serono and the receipt of royalties from EMD Serono in connection with the sale of EGRIFTA® in the United States. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them and the use of the future and conditional tenses as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that EGRIFTA® is not approved in all or some of the territories referred to in this press release, the revenue and royalties we expect to generate from sales of EGRIFTA® are lower than anticipated, the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, EGRIFTA® is withdrawn from the market as a result of defects or recalls, our intellectual property is not adequately protected and our liquidity level decreases based on unexpected activities that must be carried out in order to achieve our business plan.
Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption that EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this press release, no additional clinical studies will be required to obtain these approvals, EGRIFTA® will be accepted by the marketplace in the United States and will be on the list of reimbursed drugs by third-party payers, relations with third-party suppliers of EGRIFTA® will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet its demand and will manufacture on a timely-basis and that the Company’s business plan will not be substantially modified.
Consequently, the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risks and Uncertainties” section of the Company’s Annual Information Form, dated February 22, 2011, for the year ended November 30, 2010. This press release is dated April 12, 2011, and has been approved by the Audit Committee.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com
Luc Tanguay
Senior Executive Vice President and
Chief Financial Officer
Phone: 514-336-7800, ext. 204
ltanguay@theratech.com

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